LADENBURG THALMANN & CO, INC.
520 Madison Avenue
9th Floor
New York, New York 10022

April 27, 2011

VIA EDGAR
United States Securities and
   Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: NeXt Innovation Corp. (the "Company")
Registration Statement on Form N-2
(File No. 333-171578) (the "Registration Statement")

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as the representative of the underwriters of the proposed offering of securities of the Company, hereby advises that copies of the Preliminary Prospectuses, dated March 30, 2011 were distributed as follows:

500 to individual investors;

26 to FINRA members (which included 10 participating underwriters and 0 prospective underwriters); and

30 to institutions.

The undersigned has been informed by the participating underwriters that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectuses, dated March 30, 2011 have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours.  We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

LADENBURG THALMANN & CO., INC.

By:	/s/ Steven Kaplan
Steven Kaplan
Managing Director